Exhibit 99.1

August 10, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that the board of directors of Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has authorized and approved of the issuance of certain notes of the Bank, to be issued in one or two classes as the Bank shall determine (the “Notes”). The Notes will be issued pursuant to the recurrent issuer regime (el regimen de emisor frecuente) and in accordance with the provisions of Title II, Chapter V, Section VIII, of the Argentine National Securities Commission Regulations (including T.O. 2013 and applicable amendments). The Notes will be issued in an amount up to Ps. 5,000,000,000 (Argentine Pesos: five billion).

The terms and conditions of the Notes will be set forth in detail in a corresponding Pricing Supplement, which shall be timely filed, as required, with the applicable authorities in accordance with the relevant rules and regulations governing such Notes.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com